United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
May 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_.)

Press Release
Signature Page

Vale’s portfolio management
Rio de Janeiro, May 2, 2010 — Vale S.A. (Vale) informs that it has entered into an agreement with Norsk Hydro ASA (Hydro), a company listed on the Oslo Stock Exchange and the London Stock Exchange (ticker symbol: NHY), to transfer all its stakes in Albras — Alumínio Brasileiro S.A. (Albras), Alunorte — Alumina do Norte do Brasil S.A. (Alunorte) and Companhia de Alumina do Pará (CAP), along with its respective off-take rights and outstanding commercial contracts for US$405 million in cash and a certain number of Hydro common shares. After a rights issue to be made by Hydro, Vale will own 22% of Hydro’s capital. In addition, Hydro will assume a net debt of US$700 million.
As part of this transaction, Vale will form a newly incorporated “Bauxite JV” and will transfer the Paragominas bauxite mine and all its other Brazilian bauxite mineral rights to this new company. At closing, Vale will sell 60% of “Bauxite JV” to Hydro for US$600 million in cash. The remaining 40% will be sold in two equal tranches of 20% in 2013 and 2015, for US$200 million in cash each.
About the transaction
Under the terms of the agreement, upon completion, Vale will transfer to Hydro: (a) 51.0% of the total capital of Albras; (b) 57.0% of the total capital of Alunorte; (c) 61.0% of the total capital of CAP; and sell (d) 60.0% of the total capital of the Bauxite JV. In addition, Vale will own the remaining 40% equity interest in “Bauxite JV”, which will be fully divested until 2015.
Vale’s shares in Hydro will have a two-year lock-up period after the closing, in which they cannot be divested. Furthermore, Vale will be entitled to have one representative on Hydro’s Board of Directors, subject to approval by Hydro’s governing bodies. Pursuant to the transaction agreements, Vale cannot increase its ownership in Hydro beyond its 22% stake.
The transaction has been approved by the Board of Directors of both Vale and Hydro.
Completion of the transaction is conditional upon, amongst other things, the approval of Hydro’s shareholders, including the Government of Norway, and the approval of certain of Vale’s partners in the companies whose interests will be contributed to Hydro.
Once the required approvals are obtained, the transaction will be completed in the fourth quarter of 2010.
About Hydro
Hydro is an integrated aluminium company headquartered in Oslo, Norway that, directly or indirectly, owns interests in aluminium smelters in Norway and other countries, as well as minority interests in alumina and bauxite operations, including Alunorte, CAP, Alumina Partners of Jamaica and MRN.
Strategic rationale
Active portfolio asset management is one of the pillars of our strategy to create value on a sustainable basis.

Vale is very well positioned in the upstream of the aluminum business, with world-class bauxite and alumina assets. However, its participation in the primary aluminum metal industry is small, and has no growth potential due to the lack of access to low-cost sources of power generation, as energy is a key factor for the competitiveness in this business.
On the other hand, Hydro is a major player in the primary aluminum industry, having captive power generation at competitive costs, technological expertise and growth potential.
The combination of Vale and Hydro assets will create one of the world’s largest and most competitive integrated aluminum companies, with access to large bauxite reserves, low energy cost and technological know-how.
Given that Vale will remain exposed to the aluminum business through a significant stake in the combined company, we strongly believe that this transaction will create substantial value for our shareholders.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Patricia Calazans: patricia.calazans@vale.com
Samantha Pons: samantha.pons@vale.com
Theo Penedo: theo.penedo@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20F and its reports on Form 6K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

Date: May 2, 2010	By:	/s/ Roberto Castello Branco Roberto Castello Branco
Director of Investor Relations